

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Michael G. Braddock
Vice President and Chief Accounting Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

      Re: MPLX LP
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             File No. 1-35714

Dear Mr. Braddock:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Compensation Discussion and Analysis, page 119

1.   We note that each of your NEOs other than Mr. Peiffer received stock awards pursuant to your performance unit program, and we note your discussion of Total Unitholder Return ("TUR") thereunder. So that investors can understand the calculations underlying these awards, please expand to disclose your actual TUR, your TUR performance percentile ranking, and how the NEOs' payouts were calculated based on these.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief